UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 12b-25
                                                         SEC FILE NUMBER
                      NOTIFICATION OF LATE FILING            0-1308
                                                         _______________

(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K
             / / Form 10-Q  / / Form N-SAR                 CUSIP NUMBER
                                                              86320010
                                                         _______________

                   For Period Ended:  February 1, 1997
                                      ________________

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:______________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

_________________________________________________________________________


                    PART I - REGISTRANT INFORMATION


                         Strawbridge & Clothier
       _________________________________________________________
                        Full Name of Registrant



       _________________________________________________________

                       Former Name if Applicable



                           801 Market Street
       _________________________________________________________

       Address of Principal Executive Office (Street and Number)



                   Philadelphia, Pennsylvania  19107
       _________________________________________________________

                        City, State and Zip Code



                   PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort. or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.



                                               (Attach Extra Sheets if Needed)
                                                               SEC 1344 (6/94)

                          PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

    On July 15, 1996, the shareholders of Strawbridge & Clothier (the "Company") approved a Plan of Reorganization and Liquidation, including certain transactions with The May Department Stores Company and Kimco Realty Corporation, and the dissolution of the Company following the sale, liquidation or disposal of substantially all its assets and the payment of substantially all its liabilities. As a result of the liquidation process, there has been a substantial reduction in the number of accounting and administrative employees and substantial changes in the nature of the Company's activities and its accounting systems. The remaining accounting employees have been responsible for preparing information in connection with the liquidation of the Company. As a result, the Company has adopted the liquidation basis of accounting, as of the close of the second fiscal quarter on August 3, 1996. This change will be in effect for the financial statements to be included in its Form 10-K for the fiscal year ended February 1, 1997. As a result of the above, additional time is required for the preparation of the financial statements to be included in the Company's Form 10-K for the fiscal year ended February 1, 1997.

                      PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       James W.  McKenzie, Jr., Esquire           215           963-4852
    ______________________________________    ___________   __________________
                (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

    __________________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?                                  /X/ Yes / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

==============================================================================



                         STRAWBRIDGE & CLOTHIER
              ____________________________________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                             /s/ THOMAS S. RITTENHOUSE
Date _____May __, 1997_______________   By ___________________________________
                                                 Thomas S. Rittenhouse
                                                     Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                               ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                 CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

ATTACHMENT REGARDING PART IV, ITEM (3)

    The Company believes that a significant change in results of operations from the corresponding period of the prior fiscal year will be reflected in the statement of operations to be included in its Form 10-K for the fiscal year ended February 1, 1997. Such change is expected to result from the discontinuance of normal operations during July 1996 as a result of the transactions entered into for the sale of assets of the Company and the adoption of the liquidation basis of accounting.